KOHNEN & PATTON LLP
PNC Center, Suite 800
201 East Fifth Street
Cincinnati, OH 45202

June 9, 2010

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	HealthWarehouse.com, Inc.
Preliminary Information Statement
On Schedule 14C

Ladies and Gentlemen:

At the request of HealthWarehouse.com, Inc., a Delaware corporation (the “Company”), we hereby submit in electronic format for filing with the U.S. Securities and Exchange Commission (the “Commission”), pursuant to the Securities Exchange Act of 1934, as amended, and rule 101(a)(1)(iii) of Regulation S-T, one complete copy of the Company’s Preliminary Information Statement on Schedule 14C ( the “Information Statement”) describing actions approved by the written consent of the Company’s stockholders in connection with a reverse stock split.

Should any member of the Commission’s staff have any questions concerning the enclosed materials or desire any further information or clarification in respect of the Information Statement, please do not hesitate to contact Lalit Dhadphale, President and Chief Executive Officer of the Company (tel: 513-618-0911) or me (tel: 513-381-0656).

Very truly yours,

KOHNEN & PATTON LLP

By:	/s/ Mark Zummo
Mark J. Zummo, Partner

Enclosures

cc:	Mr. Lalit Dhadphale